FOR IMMEDIATE RELEASE

Contacts:
Mark Deep	Peter Cauley	Stephen Greene
Senior Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 121	905-415-0310 ext. 271	sgreene@brodeur.com
mdeep@datamirror.com	pcauley@datamirror.com

DataMirror Announces First Quarter Results for Fiscal 2005

TORONTO, CANADA - (May 25, 2004) - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of secure data integration, audit and protection solutions, today announced its financial results for the first quarter of fiscal 2005. The comparative figures provided for fiscal 2004 have been restated to reflect the effect of retroactive adoption of the CICA handbook recommendations for accounting for stock-based compensation.

Revenue for the quarter ended April 30, 2004, ("Q1 fiscal 2005") was $13.1 million compared to $13.3 million for the quarter ended April 30, 2003 ("Q1 fiscal 2004"). Reported in US currency, revenue for Q1 fiscal 2005 was $9.8 million compared to $9.0 million for Q1 fiscal 2004, an increase of 9.5%. The GAAP net loss for Q1 fiscal 2005 was $.8 million or ($0.07) per share compared to net income of $.6 million or $0.05 per share for Q1 fiscal 2004. Cash flow from operations for Q1 fiscal 2005 was $2.0 million or $0.18 per share compared to $4.2 million or $0.37 per share in Q1 fiscal 2004. Cash, cash equivalents and short-term investments stood at $43.8 million or $3.84 per common share outstanding at the end of the quarter.

The overall gross margin for Q1 fiscal 2005 was 74.2%, as compared to 79.3% for Q1 fiscal 2004. Gross margin on maintenance and services was 59.6% in Q1 fiscal 2005, as compared to 65.4% in Q1 fiscal 2004. Total costs, including costs of revenue, were $14.5 million for Q1 fiscal 2005, up from $12.6 million in Q1 fiscal 2004. Total headcount was 296 at April 30, 2004 as compared to 262 at April 30, 2003 and down slightly from 299 at the end of the previous quarter.

Subsequent to the quarter-end, the Company sold its holding in Idion Technology Holdings Limited. On final settlement, the net proceeds were approximately Cdn. $19.9 million, which will result in an after-tax gain of approximately Cdn. $6.3 million to be recorded in the second quarter of fiscal 2005.

"As stated in the press release announcing our preliminary results, licence revenue was lower than expected, especially in the UK market, during the first quarter of fiscal 2005." Mr. Nigel Stokes, DataMirror CEO commented, "Nonetheless, total revenue was up almost 10% in U.S. dollars, cash flow in the quarter was positive and maintenance and consulting revenues grew. The pipeline entering Q1 was strong, but procurement delays occurred and our close rates were lower than anticipated. Going in to the second quarter, pipelines have continued to grow and we have taken modest steps to balance the Company's resources to the current market conditions."

Business Outlook:

In the second quarter of fiscal 2005, DataMirror expects to earn GAAP net income in the range of $0.00 to $0.05 per share excluding the gain on the sale of its shareholding in Idion. This includes the effect of adopting the recommendations in section 3870 of the CICA handbook concerning stock-based compensation.

DataMirror will hold a webcast and conference call to present the results for the first quarter at 5:00 p.m. EST today, May 25, 2004. The conference call can be accessed via audio web cast at http://www.datamirror.com/investors. Participants in the conference call are asked to call 1-800-361-0912 at approximately 4:55 p.m. EST on May 25th using reservation number 775483. Participants may also view an on-line presentation during the call by visiting https://datamirror.webex.com/datamirror and clicking on the meeting "DataMirror Announces First Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

For those unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112, using the same reservation number as indicated above (775483). The replay and on-line presentation will be available from May 25, 2004 at 8:00 p.m. EST to midnight on May 31, 2004.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusiness™ solutions helps customers easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the live, secure data access, integration and availability companies require today across all computers in their business.

Over 1,800 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$ - unaudited)

	April 30,	January 31,
	2004	2004
		(restated)
Assets
Current assets
Cash and cash equivalents	$43,838	$9,286
Short-term investments	0	32,720
Accounts receivable	6,547	11,797
Prepaid expenses	1,902	1,803
Future income taxes	2,267	2,540
	54,554	58,146
Capital assets	3,848	3,845
Investment tax credits recoverable	1,080	1,019
Investments	12,280	12,185
Intangibles	5,060	5,853
Goodwill	5,175	5,175
	$81,997	$86,223
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,526	$5,544
Deferred revenue	19,104	18,839
Income taxes payable	251	1,785
Current portion of capital lease obligations	13	32
	22,894	26,200
Future income taxes	625	1,076
	23,519	27,276
Shareholders' Equity
Share capital
Common shares (April 30, 2004 - 11,404,827
January 31, 2004 - 11,364,952)	65,135	64,625
Deficit	-7,069	-5,978
Contributed surplus	910	798
Cumulative translation adjustment	-498	-498
	58,478	58,947
	$81,997	$86,223

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended
	April 30,
	2004	2003
		(restated)
Revenue
Licence	$4,908	$5,478
Maintenance	6,736	6,575
Services	1,483	1,267
	13,127	13,320
Cost of revenue
Licence	63	51
Maintenance and services	3,318	2,712
	3,381	2,763
Gross margin	9,746	10,557
Operating expenses
Selling and marketing	5,539	4,706
Research and development	2,710	2,488
General and administration	1,978	1,806
Stock-based compensation	112	48
Amortization of intangibles	793	768
	11,132	9,816
Operating income (loss)	-1,386	741
Investment income	186	257
Income (loss) before income taxes	-1,200	998
Income tax expense (recovery)	-374	383
Net income (loss)	($826)	$615
Earnings (loss) per share
Basic	($0.07)	$0.05
Fully diluted	($0.07)	$0.05
Weighted average number of
shares outstanding (000's)
Basic	11,372	11,418
Fully diluted	11,372	11,619

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended
	April 30,
	2004	2003
		(restated)
Cash provided by (used in)
Operating activities
Net income (loss)	($826)	$615
Add (deduct) items not affecting cash:
Amortization of capital assets	289	334
Amortization of intangibles	793	768
Stock-based compensation	112	48
Future income taxes	-178	-202
Investment tax credits	-61	-35
Non-cash operating expense	0	19
	129	1,547
Changes in non-cash working capital balances	1,865	2,697
	1,994	4,244
Investing activities
Capital asset additions	-292	-134
Sale of short-term investments	32,720	25,802
Investment in Idion	-96	-93
Acquisition of technology	0	-30
	32,332	25,545
Financing activities
Capital lease payments	-19	-40
Issuance of share capital	652	159
Repurchase of share capital	-407	-661
	226	-542
Increase in cash and cash equivalents	34,552	29,247
Cash and cash equivalents
Beginning of period	9,286	13,025
End of period	$43,838	$42,272